February 12, 2025

Dan Shao
Co-Chief Executive Officer
AirNet Technology Inc.
Suite 301
No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People   s Republic of China

       Re: AirNet Technology Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated October 18, 2024
           File No. 001-33765
Dear Dan Shao:

        We have reviewed your October 18, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 19, 2024 letter.

Response to Comment Letter dated September 19, 2024
Risk Factors
Risks Related to Doing Business in China
Restrictions on currency exchange may limit our ability..., page 27

1. We note your response to prior comment 6 and reissue in part. Please further revise your Risk Factor here to state that to the extent cash/assets in the business is in the
       PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, including that, specifically, due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets.
 February 12, 2025
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Nasreen Mohammed at 202-
551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ronnie Li, Wilson Sonsini Goodrich & Rosati